Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 17, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Andrew Blume
Jason Niethamer
Jacqueline Kaufman

Re:	TerraForm Global, Inc. (f/k/a SunEdison Emerging Markets Yield, Inc.)
Registration Statement on Form S-1
Filed May 7, 2015
CIK No. 0001620702

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Global, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”) that amends the Registration Statement originally filed with the SEC on May 7, 2015 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 1, 2015, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. In addition to responding to the Staff’s comments, the Amendment reflects the addition of several projects to our initial portfolio, including an additional Pending Acquisition, and includes updated historical financial information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

June 17, 2015

In addition to addressing the comments raised in your letter dated June 1, 2015, the Company is amending its response to Comment 1 of your comment letter dated October 29, 2014 as set forth below.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company is submitting in hard copy form under separate cover the “testing-the-water” presentation that the Company distributed beginning on May 22, 2015 to selected potential investors in reliance on Section 5(d) of the Securities Act. Other than the written communications the Company previously provided to the Staff and the Registration Statement or drafts thereof previously filed or submitted on EDGAR, the Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.

General

1.	We note references to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. We note the following examples:

•	“Solar energy capacity additions are expected to total over 179 GW between 2014 and 2020 in our initial target markets and are expected to grow at a compound annual growth rate, or “CAGR,” of 31% between 2014 and 2020, in our initial target markets.” (Page 4)

•	“Hydro-electricity is expected to increase its installed capacity at a projected CAGR of 3% from 2010 to 2020.” (Page 156)

These are only examples. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Securities and Exchange Commission

June 17, 2015

Response

In response to the Staff’s comment, the Company is supplementally providing the Staff with the relevant portions of the industry research reports that are cited in the Prospectus (the “Supplemental Information”) by overnight courier. The Supplemental Information includes relevant excerpts marked to identify the information supporting the statements set forth in the Prospectus. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act, the Staff return the Supplemental Information to the undersigned once the Staff has completed its review.

Additionally, the Company advises the Staff that the third-party reports were not commissioned by or prepared for the Company in connection with the offering. The reports are either available to the public or are available for a fixed annual subscription fee.

Summary

Cash Dividend Policy, page 5

2.	In the first full paragraph on page 6, you refer to the Contributed Construction Projects and the Pending Acquisitions. With a view to helping readers understand how you arrive at the total combined capacity of 987.8 MW that you reference elsewhere in your prospectus, please revise your disclosure on page 6 to clarify how you arrive at this amount considering the Contributed Construction Projects and Pending Acquisitions total 683 MW.

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on pages 1 and 5 of the Prospectus to clarify that the capacity attributable to the Contributed Construction Projects and the Pending Acquisitions represent only a portion of the Company’s initial portfolio. The initial portfolio also includes capacity attributable to operating organic projects contributed by the Company’s Sponsor.

3.	We note that you include the Pending Acquisitions in your initial portfolio, as reflected by their nameplate capacity and their projected cash available for distribution. Given the lack of assurance as to the consummation of the Pending Acquisitions, please revise to remove the Pending Acquisitions from all references to your initial portfolio or make it clear that these acquisitions are still pending and there is no assurance that they will be consummated.

Securities and Exchange Commission

June 17, 2015

Response

The Company advises the Staff that the Company continues to believe it is appropriate to include the projects subject to Pending Acquisitions in its initial portfolio due to its high degree of confidence that such Pending Acquisitions will be completed concurrently with the completion of this offering or shortly thereafter. Each of the Pending Acquisitions is subject to customary conditions, including the receipt of all necessary governmental or regulatory approvals relating to the transfer of the project. Based on the Sponsor’s project development experience in these jurisdictions, the Company believes that these approvals are administrative in nature and, as a result, the Company is confident that all of these approvals will be received, but the timing of such approvals is outside of the control of the Company. As a result, the Company believes that it is necessary to disclose that the completion of certain of the Pending Acquisitions may be delayed beyond the closing date of this offering. In response to the Staff’s comment, the Company has added disclosure on pages 7, 8 and 196 of the Prospectus to make it clear that these acquisitions are still pending and there is no assurance that they will be consummated on the timing contemplated by the Prospectus. Additionally, the Company has added disclosure to the risk factor related to the completion of the Pending Acquisitions on page 47 of the Prospectus and included a cross reference on pages 8 and 22 of the Prospectus to this risk factor.

Our initial portfolio and the Call Right Projects, page 7

4.	We note your indication throughout this prospectus that this offering is not conditioned on the closing of the Pending Acquisitions. Revise your disclosure to specify the remaining steps or conditions that need to be satisfied in order for the Pending Acquisitions to close. In doing so, please state the party(ies) who are in possession of control over the timing of the closing. In this regard, we note your reference to the need for governmental, regulatory and third-party approvals or consents; however, it is not clear if these are the exclusive reasons why the Pending Acquisitions have not yet closed.

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on page 47 of the Prospectus to specify the remaining conditions that need to be satisfied to close the Pending Acquisitions.

Organizational Transactions

Private Placements, page 19

5.	We note the private placements completed by May 6, 2015. Please disclose the exemption from registration upon which you relied. Please refer to Item 701(d) of Regulation S-K.

Securities and Exchange Commission

June 17, 2015

Response

In response to the Staff’s comment, the Company advises the Staff that it has added this disclosure on pages 21 and 244 of the Prospectus.

Unaudited pro forma cash available for distribution for the year ended December 31, 2014, page 101

6.	We note that your cash tables on pages 102 and 105 have omitted amounts for the estimated cash available for distribution to holders of Class A common stock. Please populate these figures in your next amendment or tell us why such information is not yet available.

Response

The Company advises the Staff that it will include amounts for the estimated cash available for distribution to holders of Class A common stock when it finalizes the number of shares to be offered.

Estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016, page 103

7.	Please explain to us why your projected cash table reflects non-expansionary capital expenditures as an addition to estimated cash available for distribution.

Response

The Company advises the Staff that the non-expansionary capital expenditures are a deduction against estimated cash available for distribution and were applied as such in the calculation. Accordingly, the Company has revised the non-expansionary capital expenditure figures in the table on page 110 of the Prospectus to reflect this fact.

Assumptions and considerations, page 106

8.

We note that you compare the projected statements of operations amounts to your historical predecessor financial statements. Since the historical predecessor financial statements will not closely resemble your business going forward, please ensure that you also compare projected amounts to those included in your pro forma cash available for distribution table for the year ended December 31, 2014 on page 102. Please ensure your analysis is sufficiently detailed such that it adequately bridges the look back period, where you present a pro forma net loss of $49.6 million, and the look forward periods, where you present pro forma net income amounts of $108.1 and $123.6 million. As

Securities and Exchange Commission

June 17, 2015

examples only, please ensure your disclosures explain why depreciation and accretion expense, interest expense and scheduled debt payments declined significantly and why operating income as a percentage of revenues increased significantly. In regards to the decline in your pro forma interest expense and scheduled debt payments, please explain in greater detail why your assumed debt level for the projected periods is significantly less than the pro forma debt balance presented on your pro forma balance sheet. Please specify the debt you intend to extinguish or refinance and the anticipated source(s) of funding and clarify if the projected cash tables assume any contributions from your Sponsor under the Interest Payment Agreement.

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on pages 111 to 113 of the Prospectus to compare projected statements of operations amounts to those included in the pro forma cash available for distribution table for the year ended December 31, 2014 and provide the requested analysis related to such comparison.

Revenue, page 107

9.	Notwithstanding your response to comment 7 that you believe forecasted revenues and anticipated GWh of production for each individual project is not material to investors due to the significant number of projects that will be included in your initial portfolio, please tell us if a smaller percentage of your total initial portfolio (i.e., less than 25%) is expected to contribute a significant percentage of forecasted revenue and anticipated GWh of production (i.e., greater than 50%). If so, please revise your filing to provide this context within the analysis of your assumptions and considerations. If not, please revise your filing to better explain the similar contribution provided by all projects within the initial portfolio.

Response

The Company advises the Staff that it does not expect less than 25% of its initial portfolio to contribute greater than 50% of the portfolio’s forecasted revenue or anticipated GWh of production. The Company has revised its disclosure on page 112 of the Prospectus to indicate the similar relative contribution provided by each project in the initial portfolio.

Unaudited pro forma condensed consolidated financial statements

Notes to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014, page 114

Securities and Exchange Commission

June 17, 2015

10.	Other than the reclassifications disclosed in footnotes (f) and (g) on pages 115 and 120, it appears you made no significant conforming adjustments to align acquiree accounting policies to yours or to convert IFRS accounting policies to US GAAP. Please confirm that no additional pro forma adjustments are necessary to conform the accounting policies of the acquired projects to yours or to convert IFRS accounting policies to US GAAP. As an example, we note that there are disparities in the PP&E useful lives used by the acquirees, such as LAP Junin’s 45 year useful life for buildings, machinery, and equipment and Honiton’s 20 year useful life for buildings and 10-20 year useful life for machinery and equipment. Please tell us and disclose if your pro forma depreciation expense includes any adjustments to align depreciable lives with your policies and expectations.

Response

The Company advises the Staff that no additional pro forma adjustments are necessary to convert IFRS accounting policies of the Company’s acquirees to US GAAP, other than the reclassifications and IFRS to US GAAP adjustments disclosed in footnotes (f), (g) and (h). Based upon the Company’s initial review of the significant accounting policies of acquirees as disclosed in their audited financial statements, as well as on preliminary discussions with management of the businesses that have been or will be acquired, the Company has not identified any significant adjustments necessary to conform the accounting policies of the acquirees to the Company’s accounting policies, other than with respect to depreciable lives for PP&E. The pro forma depreciation expense includes adjustments to align depreciable lives with the Company’s policies. The Company has revised footnote 4 on page 121 to provide additional details with respect to the depreciable lives used to determine pro forma depreciation expense.

Unaudited pro forma condensed consolidated balance sheet as of December 31, 2014, page 118

11.	We have reviewed your response to comment 7 and have the following comments:

•	Describe to us in greater detail the process of how you “segregated” the PPA fair value from the PP&E fair value. Explain to us if you utilized a relative fair value allocation, a residual method allocation, or if the assigned fair values were separately derived using the cost and excess earnings methods described in your response.

Response

The Company advises the Staff that the fair value of power purchase agreements (“PPAs”) was estimated using the income approach. The unit of valuation was considered to be

Securities and Exchange Commission

June 17, 2015

the combined Property, Plant and Equipment (“PP&E”) and the associated power purchase agreements. Market participants typically estimate the combined contracted asset value of power facilities with consideration of all of the contracts and intangibles in place in conjunction with the related PP&E. To the extent that specific contracts are identified as out-of-market, the out-of-market cash flows are segregated from the overall contracted asset cash flow (i.e. the unit of valuation cash flows referenced above) and are separately valued based on the income approach. Once the combined fair value is established, it must be further segregated between the PP&E and the PPAs, the units of account.

The fair value of the PP&E was estimated using the cost approach (i.e. depreciated replacement cost). The fair value of the PPAs was estimated using a multi-period excess earnings model, a form of the income approach. Using the excess earnings model to estimate the fair value of the PPAs, a charge for a return of and on the value of the PP&E based on the cost approach (the PP&E contributory asset charge) over the contract period is deducted from the combined cash flow with the remaining “excess earnings” considered to be attributable to the PPAs. The net present value (based on a discount rate reflecting the term of the contract and the customer’s credit quality) of the PPA cash flow provides the basis for the fair value estimate.

•	Explain in greater detail the reasons for the considerable appreciation in the fair values of your PPAs from their origination to the acquisition dates.

Response

The Company advises the Staff that based on the Company’s analysis to date, it has determined that the terms associated with the acquired PPAs are consistent with terms available to other market participants. However, its preliminary analysis (based on the approach discussed above) indicates that there is significant value associated with certain PPAs which indicates appreciation in the fair values of these PPAs from their origination to the acquisition dates. This appreciation in value since the origination of certain PPAs is due to an overall increase in market demand for operating renewable energy generation assets with long term PPAs in place. Specifically, an increasing number of existing and forming market participants (including yieldcos) with a relatively low cost of capital are aggressively pursuing acquisitions of renewable power assets with long-term PPAs, as the low capital reinvestment requirements and stable cash flows associated with these assets are ideally suited to deliver consistent, predictable distributable cash flow. Yieldcos and other recently developed financing structures have also resulted in a lower cost of capital to market participants which further contributes to an increase in the value for PPAs. Additionally, since their origination, the risk associated with certain of the acquired PPAs has been significantly reduced, which also contributes to their indicated appreciation in value. At the origination of these PPAs, the underlying power-generating assets had yet to be developed, financed or constructed. As contrasted to the origination date, the power-generating assets related to the acquired PPA’s are now operating and thus have demonstrated the ability to generate cash flows.

Securities and Exchange Commission

June 17, 2015

•	We note from your purchase price allocation disclosures on page 123.1 that the PPA balance as a percentage of the PP&E balance appears to vary widely between your acquisitions. For example, we note that the amount assigned to the BioTherm PPA approximates the PP&E balance, while the amount assigned to the Renova PPA is less than 10% of the PP&E balance. Please explain to us the reasons for the wide disparity of this metric between your acquisitions.

Response

The Company advises the Staff that the disparity in the value of the PPAs relative to the value of the PP&E for the various acquisitions is due to the wide variety of economic conditions and the variety of types and technologies of the various power projects. The economic conditions are driven by the various economic incentives and regimes for PPAs or feed-in-tariffs for renewable energy projects within each of the various countries (South Africa, China, India, Brazil and Peru) for the various asset technologies (solar, wind and hydro-electric). In some countries and regions, the incentives and PPA regimes vary depending on the technology of the asset, the size/scale of the asset and the amount of in-country/local content. In addition to the various incentives and regimes, the overall project economics can vary significantly by technology as well depending on the local capital and operating costs, the size/scale of the projects and the local environmental conditions (i.e. local solar, wind and hydro resources). The combination of the wide variety of economic conditions relative to the various asset technologies and associated costs provide for the disparity in the relative values of the PPAs and the associated PP&E.

12.	We note that the amounts included in footnote 15 on page 121 do not appear to agree to the adjustment on the face of your pro forma balance sheet. Please advise or revise.

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised the amounts in footnote 16 on page 132 of the Prospectus to agree with the adjustments reflected in the pro forma balance sheet.

Managements’ Discussion and Analysis, page 128

13.	Please add the MW capacity to the chart that appears on page 129 with a view to putting the 71.4 MW capacity at December 31, 2014, which you disclose on page 137, in context.

Securities and Exchange Commission

June 17, 2015

Response

In response to the Staff’s comment, the Company advises the Staff that it has added the capacity in MW to the chart on page 142 of the Prospectus to provide context.

Industry, page 150

Solar, wind and hydro-electric energy markets, page 157

Brazil, page 159

14.	We note your disclosure on page 160 that “Bloomberg New Energy Finance expects the government to keep its commitment to hold an increasing number of auctions.” Please describe the basis for this expectation.

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on page 175 to clarify that it expects the government to keep its commitment to hold an increasing number of auctions based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions of the Brazilian market and the Company’s internal research.

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of Operations, page F-10

15.	We have reviewed your response to comment 9. Our understanding in regards to the Witkop and Soutpan projects is that you will purchase a 41.3% equity interest from a third party, a subsidiary of Chint Solar (Zhejiang) Co., Ltd., and that your Sponsor, SunEdison, Inc., will concurrently contribute a 9.7% equity interest to you. Although you previously indicated to us that the Sponsor does not have any ownership interests in Chint Solar, we note the disclosure on page F-114 that indicates Witkop and Soutpan “are under common control of SunEdison Green Power Renewable Energy Southern Africa Proprietary Limited (“SEGP”).” Please tell us the relationship between your Sponsor and SEGP and clarify why these entities should be reflected at fair value as opposed to carried over at historical cost.

Response

The Company advises the Staff that SunEdison Green Power Renewable Energy Southern Africa Proprietary Limited (“SEGP”) is the entity which holds a 51% interest in the

Securities and Exchange Commission

June 17, 2015

Witkop and Soutpan projects. This 51% interest provides for the common control of these projects by SEGP. MEMC Asia-Pacific Holdings B.V. (“Holdings”) owns a 100% interest in SEGP. Chint owns an 81% interest in Holdings, with the Sponsor owning the remaining 19%. Thus, the Sponsor owns a 9.7% beneficial interest (i.e., the 19% interest in Holdings multiplied by the 51% interest in SEGP) in Witkop and Soutpan. In the expected transaction, the Sponsor will acquire Chint’s 81% interest in Holdings, and the Company will then acquire the resulting 100% interest in SEGP from the Sponsor. Upon the acquisition of the additional 41.3% interest in Witkop and Soutpan from Chint by the Sponsor (i.e., the 81% interest in Holdings multiplied by the 51% interest in SEGP), the Sponsor will have acquired a controlling interest in these entities and thus these entities would be reflected at fair value in accordance with ASC paragraph 805-10-25-10. Upon the acquisition by the Company of the 100% interest in SEGP (i.e., the 51% interest in these entities) from the Sponsor, the Company will reflect these entities at the Sponsor’s carry-over basis, which is fair value.

*  *  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul D. Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech Zornoza
Jeremy Avenier
Yana Kravtsova

   TerraForm Global, Inc.